February 6, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:	Landmark Energy Enterprise, Inc.
SEC Comment Letter dated November 28, 2011
File No. 000-54153

Dear Ms. Jenkins,

On behalf of Landmark Energy Enterprise, Inc. (the “Company”), I write to request an extension of an additional week for the Company to submit the Company’s Form 10-K/A for fiscal year ended October 31, 2010.  The Company is waiting for the Company’s auditor to issue his consent and plans to submit the filing once the consent is received.

 We will submit the Form 10-K/A to you by February 14, 2012.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at Bernard & Yam, LLP, 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours,

   /s/ Man C. Yam
_________________________
        Man C. Yam, Esq.

Legal Counsel for
Landmark Energy Enterprise Inc